02023567

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51581

Rec'd 7/3

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6631 COMMERCE PARKWAY, SUITE P
(No. and Street)

DUBLIN, OHIO 43017
(City) (State) (Zip Code)

RECD S.E.C.
JUL 0 3 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW E. KRAUS (614) 761-3812
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name*)

155 EAST BROAD STREET, COLUMBUS OHIO 43215
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 19 2002
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-18-02

OATH OR AFFIRMATION

I, ANDREW E. KRAUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE CAPITAL CORPORATION, as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]

Signature

MANAGING DIRECTOR

Title

[Signature]

Notary Public

DEBORAH S. LEPPERT
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 10, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
155 East Broad Street
Columbus, Ohio 43215-3611

Tel: (614) 221-1000
Fax: (614) 229-4647
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cornerstone Capital Corporation:

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation (the "Company"), a wholly-owned subsidiary of Cornerstone International, Inc., as of December 31, 2001 and 2000, and the related statements of income, shareholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 18, 2002

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$1,248,937	$731,557
Furniture and equipment, at cost, less accumulated depreciation	10,205	9,823
Other assets	21,364	6,393
TOTAL ASSETS	$1,280,506	$747,773
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES - Accrued expenses	$ 766,187	$401,784
SHAREHOLDER'S EQUITY:		
Common stock, no par value, 850 shares authorized and outstanding		
Additional paid-in capital	345,989	345,989
Retained earnings	168,330	0
Total shareholder's equity	514,319	345,989
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,280,506	$747,773

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. GENERAL

Basis of Presentation - The accompanying financial statements include the accounts of Cornerstone Capital Corporation (the "Company"), a wholly owned subsidiary of Cornerstone International, Inc. ("CII"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Nature of Operations - On December 23, 1998 the Company was incorporated and commenced operations on January 1, 1999. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not operate as a clearing broker. The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and is therefore currently exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

2. SUMMARY OF ACCOUNTING POLICIES

Cash Equivalents - For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in one banking institution.

Revenue Recognition - The Company receives fees for providing financing services. Underwriting and advisory fees received, net of pass-through items, are recognized as income at the time financing is complete.

Furniture and Equipment - Furniture and equipment is stated at cost less accumulated depreciation of $36,005 and $32,101 at December 31, 2001 and 2000, respectively, and is depreciated using the double declining balance method over the estimated useful lives of the respective assets.

Income Taxes - The Company is included in the consolidated tax return filed by CII. Current and deferred income taxes are allocated to the Company in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," based upon the Company's book and taxable income as if the Company filed on a separate return basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has no indebtedness or customer accounts which effect the computation of minimum net capital. The Company considers its required net capital to be $250,000, which is the minimum requirement if it carried customer accounts. At December 31, 2001 and 2000 the Company had net capital of $463,314 and $316,027, respectively, which was $213,314 and $66,027 in excess of required net capital, respectively.

4. **INCOME TAXES**

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows for the years ended:

	2001	2000
Expected expense at statutory rate	$ 146,000	$ 136,709
State income taxes	40,000	15,750
Utilization of net operating loss carryforwards		(53,188)
Total	$ 186,000	$ 99,271

The components of net deferred tax assets are as follows at:

	December 31, 2001	December 31, 2000
Depreciation	$ 2,795	$ 4,437
Other	913	1,371
Total	3,708	5,808
Valuation allowance	(3,708)	(5,808)
Net deferred tax asset	$ 0	$ 0

The valuation allowance at December 31, 2001 and 2000, respectively, reduces the deferred tax asset to $0, due to uncertainties surrounding the timing of recognition of such assets.

5. **RELATED PARTY TRANSACTIONS**

During 2001, the Company accrued management fees to be paid to CII of $250,000 which is included in general and administrative expenses in the accompanying statements of income. There were no management fees to CII in 2000. Additionally, the Company had shareholder distributions to CII of $134,783 and $497,833 during 2001 and 2000, respectively.